SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, August 15, 2016 - BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby announces to the market that Everson Bassinello was appointed as Chief Compliance Officer (CCO) of the Company.

With 16 years of experience in compliance and risk management, Everson has a degree in Mechanical Engineering from the Federal University of Itajubá (UNIFEI), with a graduate degree in Business Administration from the Getulio Vargas Foundation (FGV), an MBA from the Business School São Paulo (BSP) and a specialization degree in corporate governance from the Kellogg School of Management, in the United States.

The CCO reports to the Compliance Committee, an independent body of the Executive Board created in May this year and directly linked to Braskem’s Board of Directors, and will have as his main duties: (i) monitoring the exposure to risks and internal control systems; (ii) managing the internal audit; (iii) supervising the Ethics Line Channel; (iv) coordinating the Ethics Committee; (v) disseminating the Code of Conduct; (vi) conducting compliance training; and (vii) supervising the corporate policies related to compliance issues.

The contracting of the CCO is in line with the Company's strategy to continuously improve its Compliance Program, focusing on the best market and governance practices.

For additional information, please contact our Investor Relations Department, through the phone number +55 11 3576-9531 or by email braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.